

May 4, 2012

Via e-mail:
Mr. Sean Sullivan
Chief Financial Officer
AMC Networks, Inc.
11 Penn Plaza
New York, New York 10001

> **Re: AMC Networks, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-35106**

Dear Mr. Sullivan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed disclosure. Please provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 38

1. We note the discussion in your fourth quarter earnings call where you mention your strategy of focusing in original programming, most significantly in scripted originals on AMC. In this regard, please consider discussing, in the business overview section of your MD&A, your past and future initiatives and strategies in programming. It appears that this disclosure may provide investors insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which you are most focused for both the short and long term, as well as the actions you are taking to address these

opportunities, challenges and risks. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

2. We note your disclosure on page 40 stating that "We present AOCF as a measure of our ability to service our debt and make continuing investments". If you use this measure as a measure of liquidity, you should reconcile this measure to cash flows from operations. Please revise or advise.

Consolidated Results of Operations, page 43

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues, net, page 45

3. We note your disclosure on page 45 and 46 where you described the increases in revenue. For example on page 45 you state that advertising revenues increased "primarily at AMC resulting from higher ratings and higher pricing per unit sold." You also state that "changes in revenue discussed above are primarily derived from changes in contractual affiliation rates charged for our services, changes in the number of subscribers and changes in the prices and level of advertising on our networks." In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenues. In addition, in accordance with Item 303(a)(3) of Regulation S-K, quantify the growth attributable to increases in prices or to increases in the volume or to the introduction of new programming.

Technical and operating expense (excluding depreciation and amortization), page 47

4. We refer to the significant increase in amortization of program rights for the last two fiscal years ended December 31, 2011 and 2010. We also note the discussion in your fourth quarter earnings call where you state that your strategy over the past several years has focused on original programming and that you have seen a ramp up in your investment in programming.   In this regard, please discuss if you expect to continue increasing program rights expenditures, and whether the related increase in amortization of program rights is a trend that you expect to continue in future periods.

Liquidity and Capital Resources, page 57

5. We note your disclosure on page 58 where you state, "Our principal uses of cash include our debt service, the acquisition and development of program rights and the net funding and investment requirements of our developing services." In this regard, please provide a more detailed analysis of uses of cash as it relates to investments in programming and other developing services. We noted a more detailed discussion in your fourth quarter earnings

call where you mention the timing and funding for production of new shows and the effect on working capital as a result of these investments. Also, discuss and analyze known trends and uncertainties as it relates to future programming expenditures.

Critical Accounting Policies and Estimates, page 65

Program Rights, page 67

6. For program rights, please consider modifying your critical accounting policies and estimates by addressing the role your policy has in understanding the company's results of operations. For example, you should include disclosure similar to what you discussed in your fourth quarter earnings call, regarding why you had program write-downs and how you determined the program write-downs. You should also discuss any specific changes in amortization for program rights (i.e. increase in amortization due to increase in revenue from market acceptance of a particular program). Please expand and or modify your disclosure by analyzing to the extent possible factors such as:
    *   How the company arrived at the estimate;
    *   How accurate the estimate/assumption has been in the past;
    *   Whether the estimate/assumption has changed or is reasonably likely to change in the future; and
    *   Evaluate the sensitivity to change of the critical accounting policy and estimate.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-5

7. It is unclear to us whether you have included all the cash receipts from the credit facility in the cash flows from financing activities. For example on page F-21 you state that you received $1,130,000,000 and $595,000,000 (total $1,725,000,000) from the credit facility. However, only $1,442,364,000 is shown in the cash flow statement and nothing is shown in Note 4 as non-cash activity. Please revise or advise.

Notes to the Consolidated Financial Statements, page F-6

Note 13 – Segment Information, page F-31

8. It appears that in accordance with ASC 280-10-50-40, you should disclose separately revenues from affiliation fees and from the sale of advertising. Please revise or advise.

9. We note that AMC, WE tv, IFC, Sundance Channel, and AMC Networks Broadcasting & Technology are your reporting units. In this regard, tell us whether each of your reporting units is an operating segment under ASC 280. If this is the case, please provide us with a detailed analysis showing how the aggregation criteria under ASC 280- 10-50-11 were met. If you determined that your reporting units are not operating segments under ASC 280,

please tell us what type of financial information, if any, is provided to your CODM for each of your reporting units.

Note 12. Income Taxes, page F-28

10. We note your disclosure on page F-14, where you state, "The Company provides deferred taxes for the outside basis difference for its investment in partnerships." We also note that you have a deferred tax liability of $107,546,000 for investments in partnerships. In this regard, please tell us about your investment in partnerships and how you determined the differed tax liability.

Note 16. Equity and Long-Term Incentive Plans, page F-36

11. Please disclose your total stock-based compensation cost related to nonvested awards not yet recognized as of December 31, 2011, and the weighted-average period over which it is expected to be recognized.   Refer to ASC 718-10-50-2(i).

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director